UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 August 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒             FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐             NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

6 August 2004: DSV A/S ACQUIRES TPG’S 50% STAKE IN TNT DFDS TRANSPORT GROUP A/S IN THE NORDICS

9 August 2004: TPG TO PROVIDE VALUE-ADDED SERVICES TO ISUZU

6 August 2004

DSV A/S ACQUIRES TPG’S 50% STAKE IN TNT DFDS TRANSPORT GROUP A/S IN THE NORDICS

The mail, express and logistics company TPG N.V. and transport company DSV A/S have today signed an agreement with respect to the acquisition by DSV A/S of TPG’s 50% stake in TNT DFDS Transport Group A/S. DSV A/S will acquire full ownership of the company, which at the same time changes its name to DFDS Transport Solutions.

The joint venture is a logistic provider in Denmark, Sweden, Norway and Finland and offers services in the sectors of fast moving consumer goods and hi-tech.

TPG and DSV A/S entered their partnership in May 2002. Due to the fact that TPG announced in June 2004, the acquisition of Wilson Logistics, which has logistics activities in the Nordic countries, the partners have agreed the acquisition by DSV A/S. This acquisition is subject to the approval by the relevant competition authorities and is expected to close in September 2004.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

9 August 2004

TPG to provide value-added services to Isuzu

TPG N.V., through its division TNT Logistics in Thailand, has been awarded a 5 year-contract by Isuzu Motors to provide value-added services such as Complete Knock Down operations and exports of parts and components from Thailand to Isuzu facilities around the world. The contract, which has a total value of 40 million Euros, is the largest automotive logistics contract ever awarded to a third-party logistics provider in Thailand.

TNT Logistics will pack car parts in standardised formats and ship them in cases and sea containers to the Philippines, Malaysia, South Africa, Kenya, Egypt, Tunisia, Columbia, Ecuador and Chile, where the parts will be used for local assembly.

For the contract TNT Logistics will handle packaging design, procurement, scheduling, quality inspection, production control, containerisation and transport management. A 35,000 square metre warehouse facility in Chachoengsao will act as the gateway for the whole operation and will be the collection point for over 170 parts suppliers. TNT Logistics expects to handle over 35 forty-feet containers per day and over 2.2 million packages per year. Over 300 TNT Logistics employees will be involved in the contract.

TNT Logistics is the global leader in automotive logistics, providing specialist sector expertise and skills and serving the main car and tyre manufacturers world-wide.

Notes to the editors

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 11 August 2004